PRESS RELEASE June 22, 2026

Share buybacks in Ericsson during the period June 15 - June 19, 2026

During the period June 15 - June 19, 2026, Telefonaktiebolaget LM Ericsson (publ) ("Ericsson") (LEI code 549300W9JLPW15XIFM52) repurchased own Class B shares (ISIN: SE0000108656) as follows:

Date	Aggregated daily volume (number of shares)	Weighted average share price per day (SEK)	Total daily transaction value (SEK)
15/06/2026	859,742	116.0203	99,747,524.76
16/06/2026	2,110,421	112.3587	237,124,160.01
17/06/2026	1,064,259	110.5458	117,649,362.56
18/06/2026	771,356	110.0967	84,923,750.13
19/06/2026	-	-	-
Total	4,805,778	112.2492	539,444,797.46

The share repurchases are a part of the share buyback program of up to SEK 15,000,000,000 which Ericsson announced on April 16, 2026 and which runs between April 23, 2026 and March 31, 2027, at the latest. The Board of Directors intends to propose to the 2027 Annual General Meeting that the repurchased shares, other than those used to fulfil Ericsson's obligations under its share-related incentive programs, are cancelled.

The share buyback program is executed in accordance with the Regulation (EU) No 596/2014 of the European Parliament and of the Council on market abuse ("MAR") and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 supplementing MAR ("the Safe Harbour Regulation").

All acquisitions have been carried out on Nasdaq Stockholm by Goldman Sachs Bank Europe SE on behalf of Ericsson. A full breakdown of the transactions is attached to this announcement.

Following the repurchases above, Ericsson's holding of treasury stock amounts to 57,882,556 Class B shares. There are in total 3,371,351,735 shares in Ericsson, 261,755,983 shares of Class A and 3,109,595,752 shares of Class B.

PRESS RELEASE June 22, 2026

NOTES TO EDITORS:
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FOR FURTHER INFORMATION, PLEASE CONTACT:

Investors
Daniel Morris, Vice President, Head of Investor Relations
Phone: +44 7386 657217
E-mail: investor.relations@ericsson.com

Lena Häggblom, Director, Investor Relations
Phone: +46 72 593 27 78
E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director, Investor Relations
Phone: +46 70 267 27 30
E-mail: alan.ganson@ericsson.com

Media
Ralf Bagner, Head of Media Relations
Phone: +46 76 128 47 89
E-mail: ralf.bagner@ericsson.com

ABOUT ERICSSON:
Ericsson's high-performing, programmable networks provide connectivity for billions of people every day. For 150 years, we've been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises. Together with our customers and partners, we make the digital world of tomorrow a reality. www.ericsson.com